UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION


                                  In The Matter of

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
                            APPALACHIAN POWER COMPANY
                            AEP TEXAS CENTRAL COMPANY
                   (formerly CENTRAL POWER AND LIGHT COMPANY)
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                             AEP TEXAS NORTH COMPANY
                     (formerly WEST TEXAS UTILITIES COMPANY)
                             WHEELING POWER COMPANY
                                 Columbus, Ohio

                                   (70-10057)

                   Public Utility Holding Company Act of 1935


         THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC., and certain of its electric utility subsidiaries, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, as amended, the order of the Securities and Exchange Commission with respect thereto, dated April 26, 2002, have sold Utility Assets for consideration of over $50,000 but less than $1 million, as shown on the following page:


The following table describes the Utility Assets sold for consideration of over $50,000 but less than $1 million during the period of October 1, 2002 through December 31, 2002:

------------------------------- ---------------------------- -------------------------- ---------------------------------
        Name of Seller                 Name of Buyer               Consideration           Description of Transaction
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------
 Southwestern Electric Power         Boral Bricks Inc                          $82,454        Service Transformers
       Company (SWEPCO)
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------
 Southwestern Electric Power          Tyson Foods Inc                         $101,608        Service Transformers
       Company (SWEPCO)
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------
AEP Texas North Company (TNC)   Ozona Gas Processing Plant                     $54,199        Service Transformers
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------
  AEP Texas Central Company          Citgo Refining &                         $689,235        Oak Park Substation
            (TCC)                      Chemicals, LP
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------
  AEP Texas Central Company          Citgo Refining &                         $190,656       Nueces Bay Substation
            (TCC)                      Chemicals, LP
------------------------------- ---------------------------- -------------------------- ---------------------------------
------------------------------- ---------------------------- -------------------------- ---------------------------------
  Public Service Company of            General Mills                           $89,317      Vinita Plant Transformer
        Oklahoma (PSO)
------------------------------- ---------------------------- -------------------------- ---------------------------------



         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the calendar quarter during which the above-described transactions were consummated.

                                  AMERICAN ELECTRIC POWER COMPANY, INC.
                                  AEP GENERATING COMPANY
                                  APPALACHIAN POWER COMPANY
                                  AEP TEXAS CENTRAL COMPANY
                                     (formerly CENTRAL POWER AND LIGHT COMPANY)
                                  COLUMBUS SOUTHERN POWER COMPANY
                                  INDIANA MICHIGAN POWER COMPANY
                                  KENTUCKY POWER COMPANY
                                  KINGSPORT POWER COMPANY
                                  OHIO POWER COMPANY
                                  PUBLIC SERVICE COMPANY OF OKLAHOMA
                                  SOUTHWESTERN ELECTRIC POWER COMPANY
                                  AEP TEXAS NORTH COMPANY
                                    (formerly WEST TEXAS UTILITIES COMPANY)
                                  WHEELING POWER COMPANY



                        By:     /s/ Armando Pena
                           ----------------------------
                                 Armando Pena
                                  Treasurer



Dated: February 24, 2003